FILED PURSUANT TO
RULE 424 (B) (3)
REGISTRATION NO. 333-146959

STRATEGIC STORAGE TRUST, INC.

SUPPLEMENT NO. 14 DATED JUNE 11, 2009

TO THE PROSPECTUS DATED MARCH 17, 2008

This document supplements, and should be read in conjunction with, the prospectus of Strategic Storage Trust, Inc. dated March 17, 2008, Supplement No. 12 dated April 20, 2009 and Supplement No. 13 dated May 15, 2009. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•	an update on the status of our offering; and

•	the closing of an acquisition of self storage facilities in Marietta and Alpharetta, Georgia.

Status of Our Offering

We commenced the initial public offering of shares of our common stock on March 17, 2008. Through June 5, 2009, we have received aggregate gross offering proceeds of approximately $46.7 million from the sale of approximately 4.7 million shares in our initial public offering. As of June 5, 2009, approximately 105.3 million shares remained available for sale to the public under our initial public offering, including shares available under our distribution reinvestment plan. The initial public offering will not last beyond March 17, 2010 (two years after the date of the prospectus). We also reserve the right to terminate the initial public offering at any time.

Closing of Acquisition of Self Storage Facilities in Marietta and Alpharetta, Georgia

On June 1, 2009 we closed on the purchase of two self storage facilities (United Storage Portfolio) located in Marietta, Georgia (Marietta Property) and Alpharetta, Georgia (Alpharetta Property) from Storage Partners of Powers Ferry Road, LLC and Storage Partners of Alpharetta, LLC, respectively, both unaffiliated third parties. The purchase price for the United Storage Portfolio was $9,600,000 plus closing costs and acquisition fees. We paid cash for the entire purchase price and paid our advisor $240,000 in acquisition fees in connection with this acquisition.

The United Storage Portfolio offers the latest generation of multi-story construction of brick and stucco exterior walls with interior metal partitions and steel roofs. Each property has climate controlled units, security cameras, a secure code access entry gate, elevators, perimeter fencing and asphalt drives, and the Alpharetta Property has a manager’s residence apartment.

The Marietta Property is an approximately 500-unit self storage facility that sits on 1.2 acres and contains approximately 52,000 rentable square feet of self storage space in a single four-story building, located at 2035 Powers Ferry Road, Marietta, Georgia. It was constructed in 2006 and is located on a primary arterial road 10 miles north of downtown Atlanta. The demographics within a three mile radius of the property in 2008 were above average with an average household income of $76,083 (median $69,833), and the population estimate in 2008 was 76,229.

The Marietta Property is located in the northeast quadrant of Interstate 75 and Interstate 285 in unincorporated Cobb County, Georgia, approximately 0.5 miles west of the interchange of Powers Ferry Road with Interstate 285. The neighborhood is described as a close-in suburban market of northwest metropolitan Atlanta, and is characterized as a densely developed, commercial and residential market area appealing mostly to middle and upper-class consumers and residents.

Overall, regional access within the neighborhood is rated as excellent, with two interstate highways interchanging in the area. Access within the neighborhood is also rated as excellent, with numerous roads providing alternative means of access throughout the area. Traffic volumes are high due to the proximity of the neighborhood to desirable residential developments, as well as to the numerous office and retail markets associated with this area.

The Alpharetta Property is an approximately 670-unit self storage facility that sits on 3.8 acres and contains approximately 76,500 rentable square feet of self storage space in a one and a three story building, located at 11640 Jones Bridge Road, Alpharetta, Georgia. It was constructed in 2002 and is located on a primary arterial road approximately 30 miles to the north of downtown Atlanta. The demographics within a three mile radius of the property in 2008 were above average with an average household income of $144,868 (median $126,286), and the population estimate in 2008 was 75,263.

The Alpharetta Property is located in unincorporated Fulton County, Georgia approximately 3.2 miles east of GA 400, which is a major limited access highway that serves the popular North Atlanta suburbs. The neighborhood is described as high-income suburban market of north metropolitan Atlanta, and is characterized as a fast developing, commercial and residential market area appealing mostly to upper-middle and upper-class consumers and residents.

Overall, regional access within the subject neighborhood is rated as average to good, however, many of the roads in the area are two-lane, which creates heavy congestion during many parts of the day. The road capacity limitations are due to the rapid growth and popularity of this area and both create a favorable environment for self-storage demand.

Atlanta is the capital and most populous city in the State of Georgia. The Atlanta Metropolitan Area ranks as the eighth-largest region in the United States and is home to more than 5.38 million people, while the Atlanta Combined Statistical Area, with a population of 5.62 million, is the largest in the Southeastern United States.

Internationally known as a top business city and transportation hub, the city has the nation’s third largest concentration of Fortune 500 companies, and more than 75% of the Fortune 1000 companies have a presence in Metro Atlanta. Additionally, the region accounts for two-thirds of Georgia’s economy and 72% of its job and population growth.

The region hosts offices of about 1,250 multinational corporations, and as of 2006, the Atlanta Metropolitan Area ranks as the 10th largest cybercity (high-tech center) in the United States. Many major national and international companies are headquartered in Atlanta or its nearby suburbs, including three Fortune 100 companies, and represent a breadth of industries from mobile phone service to health sciences, food service and manufacturing.

Atlanta is also a major cable television programming center thanks to the Turner Broadcasting System’s media empire in Atlanta. The Federal Reserve System has a district headquarters in Atlanta and the city is also home to the Centers for Disease Control and Prevention (CDC).

Information contained in the descriptions above were primarily obtained from the appraisals of the Marietta Property and the Alpharetta Property. Although we believe these independent sources are reliable as of their dates of issuance, the information contained therein has not been independently verified and we cannot ensure the accuracy or completeness of this information. As a result, you should be aware that the market and demographic data contained herein, and beliefs and estimates based on such data, may not be reliable.